MASTERWORKS

SOLD! Brown (Masterworks 022) | 27.3% Annualized Net Return

M


Sold:
Brown
Masterworks 022

Masterworks is incredibly excited to announce that our Private Sales team has successfully sold the Contemporary masterpiece, Cecily Brown's *Lured* for $1,000,000, producing an impressive **27.3% annualized return** (net of all costs and applicable fees) to investors from the initial offering.

Distribution of sale proceeds will happen in approximately 30 days, and all Secondary Market transactions have been halted. Masterworks will be in contact with shareholders via email to provide instructions in due course.

$605,000	$1,000,000
Initial Offering	**Masterworks Sale**

+27.3%*

Annualized Return (net of all costs and fees)

SEE CURRENT OFFERINGS

*Assumes an investment in the initial offering was made before 11/11/2020, the final closing date of the initial offering and the closing of the sale agreement on 7/8/2022. Certain costs of the sale have been estimated, and fees voluntarily waived, such that the final annualized return may differ slightly from this rate or other offerings.

Past price appreciation is not indicative of future results. These return figures are solely for this Masterworks Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Masterworks.

Masterworks is "testing the waters" under Regulation A under the securities act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. No money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.io/disclaimer.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Masterworks.io, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281